UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ______)*
CC MEDIA HOLDINGS, INC.
(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE
(Title of Class of Securities)
12502P102
(CUSIP Number)

David C. Abrams
c/o Abrams Capital Management, L.P. 222 Berkeley Street, 22nd Floor Boston, MA 02116
(617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 21, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12502P102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Abrams Capital Management, L.P. Abrams Capital Management, LLC Abrams Capital, LLC Abrams Capital Partners II, L.P. David Abrams
2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]
6.
Citizenship or Place of Organization
Abrams Capital Management, L.P. - Delaware
Abrams Capital Management, LLC - Delaware
Abrams Capital, LLC - Delaware
Abrams Capital Partners II, L.P. - Delaware
David Abrams - United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.
Sole Voting Power
Abrams Capital Management, L.P. - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Partners II, L.P. - 0 shares
David Abrams - 0 shares

8.
Shared Voting Power
Abrams Capital Management, L.P. - 6,811,407 shares (see Item 5)
Abrams Capital Management, LLC - 6,811,407 shares (see Item 5)
Abrams Capital, LLC - 5,522,857 shares (see Item 5)
Abrams Capital Partners II, L.P. - 4,505,587 shares (see Item 5)
David Abrams - 6,811,407 shares (see Item 5)

9.
Sole Dispositive Power
Abrams Capital Management, L.P. - 0 shares
Abrams Capital Management, LLC - 0 shares
Abrams Capital, LLC - 0 shares
Abrams Capital Partners II, L.P. - 0 shares
David Abrams - 0 shares

10.
Shared Dispositive Power
Abrams Capital Management, L.P. - 6,811,407 shares (see Item 5)
Abrams Capital Management, LLC - 6,811,407 shares (see Item 5)
Abrams Capital, LLC - 5,522,857 shares (see Item 5)
Abrams Capital Partners II, L.P. - 4,505,587 shares (see Item 5)
David Abrams - 6,811,407 shares (see Item 5)

CUSIP No. 12502P102

11.
Aggregate Amount Beneficially Owned by Each Reporting Person
Abrams Capital Management, L.P. - 6,811,407 shares (see Item 5)
Abrams Capital Management, LLC - 6,811,407 shares (see Item 5)
Abrams Capital, LLC - 5,522,857 shares (see Item 5)
Abrams Capital Partners II, L.P. - 4,505,587 shares (see Item 5)
David Abrams - 6,811,407 shares (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]
13.
Percent of Class Represented by Amount in Row (11)
Abrams Capital Management, L.P. - 28.9% shares (see Item 5)
Abrams Capital Management, LLC - 28.9% shares (see Item 5)
Abrams Capital, LLC - 23.4% shares (see Item 5)
Abrams Capital Partners II, L.P. - 19.1% shares (see Item 5)
David Abrams - 28.9% shares (see Item 5)

14.
Type of Reporting Person (See Instructions)
Abrams Capital Management, L.P. - OO (Limited Partnership)
Abrams Capital Management, LLC - OO (Limited Liability Company)
Abrams Capital, LLC - OO (Limited Liability Company)
Abrams Capital Partners II, L.P. - OO (Limited Partnership)
David Abrams - IN

CUSIP No. 12502P102

SCHEDULE 13D

Item 1.                      Security and Issuer

This Schedule 13D relates to shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of CC Media Holdings, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 200 East Basse Road, Suite 5800, San Antonio, Texas 78209.

Item 2.                      Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Abrams Capital Management, L.P. (“Abrams CM LP”), (ii) Abrams Capital Management, LLC (“Abrams CM LLC”), (iii) Abrams Capital, LLC (“Abrams Capital”), (iv) Abrams Capital Partners II, L.P. (“ACP II”), and (v) David Abrams (together with each of the foregoing, the “Reporting Persons”).

Shares reported herein for ACP II represent shares owned by ACP II.  Shares reported herein for Abrams Capital represent shares owned by ACP II and other private investment vehicles for which Abrams Capital serves as general partner.  Shares reported herein for Abrams CM LP and Abrams CM LLC represent shares owned by ACP II and other private investment vehicles (including those for which shares are reported for Abrams Capital) for which Abrams CM LP serves as investment manager.  Abrams CM LLC is the general partner of Abrams CM LP.  Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC.  Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC.

(b) The business address of each of the Reporting Persons is c/o Abrams Capital Management, L.P., 222 Berkeley Street, 22nd Floor, Boston, Massachusetts 02116.

(c) ACPII is a private investment vehicle.  Abrams CM LP provides investment management services to ACP II and other private investment vehicles.  Abrams CM LLC serves as general partner of Abrams CM LP.  Abrams Capital serves as general partner for ACP II and other private investment vehicles.  The principal occupation of Mr. Abrams is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the cover page.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the shares of Class A Common Stock referenced in Item 5(c) below in market transactions for an aggregate purchase price of $8,488,168.  The Reporting Persons used working capital to fund the purchase of such shares.

CUSIP No. 12502P102

Item 4.                      Purpose of Transaction

The Reporting Persons acquired the shares of Class A Common Stock reported herein for investment purposes and not with any current intent, purpose or effect of changing control of the Issuer.  While the Reporting Persons own in aggregate 28.9% of the Issuer’s outstanding Class A Common Stock, such ownership represents approximately 8.2% of the voting power of the Issuer’s capital stock, as the Issuer has outstanding 555,556 shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock”), and 58,967,502 shares of Class C Common Stock, par value $0.001 per share (the “Class C Common Stock”).  Each holder of Class A Common Stock is entitled to one vote for each share of Class A Common Stock held.  Each holder of Class B Common Stock is entitled to a number of votes for each share of Class B Common Stock held that is equal to the number obtained by dividing (a) the sum of the total number of shares of Class B Common Stock outstanding as of the record date for such vote and the number of shares of Class C Common Stock outstanding as of the record date for such vote by (b) the number of shares of Class B Common Stock outstanding as of the record date for such vote. Except as otherwise required by law, the holders of outstanding shares of Class C Common Stock are not entitled to any votes upon any matters presented to the Issuer’s stockholders.

The Reporting Persons may acquire additional shares of Class A Common Stock and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by them at any time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment.  Mr. Abrams currently serves as a member of the board of directors of the Issuer.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer

(a) and (b)  4,505,587 shares of Class A Common Stock, representing beneficial ownership of approximately 19.1% of the outstanding shares of Class A Common Stock, are owned by ACP II, for which Abrams Capital serves as general partner and for which Abrams CM LP serves as investment manager.  Mr. Abrams is the managing member of Abrams Capital and of Abrams CM LLC, the general partner of Abrams CM LP and in such capacities may be deemed to have the power to vote and dispose of such shares.

5,522,857 shares of Class A Common Stock, representing beneficial ownership of approximately 23.4% of the outstanding shares of Class A Common Stock, may be deemed beneficially owned by Abrams Capital.  Such shares include the shares owned by ACP II and an aggregate of 1,017,270 shares owned by other private investment funds for which Abrams Capital serves as general partner.  Mr. Abrams is the managing member of Abrams LLC and in such capacity may be deemed to have the power to vote and dispose of such shares.

6,811,407 shares of Class A Common Stock, representing beneficial ownership of approximately 28.9% of the outstanding shares of Class A Common Stock, may be deemed beneficially owned by Abrams CM LP.  Such shares include the shares owned by ACP II and an aggregate of 2,305,820 shares owned by other private investment funds for which Abrams CM LP serves as investment manager.  Such shares may also be deemed beneficially owned by Abrams CM LLC and by Mr. Abrams.  Mr. Abrams is the managing member of Abrams CM LLC, the general partner of Abrams CM LP, and in such capacities each may be deemed to have the power to vote and dispose of such shares.

Pursuant to Rule 13d-4, each of the Reporting Persons expressly declares that this Schedule 13D and any amendments hereto shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities reported herein, except to the extent that such Reporting Person owns such shares.

CUSIP No. 12502P102

The percentage calculations herein are based on information provided by the Issuer in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 31, 2011.  The information set forth in Item 4 above with respect to the voting rights attaching to Class A Common Stock, Class B Common Stock, and Class C Common Stock is based on information provided by the Issuer in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission on February 14, 2011.

(c)  The following table lists the Reporting Persons’ transactions in the Class A Common Stock that were effected during the sixty day period prior to the filing of this Schedule 13D:

CUSIP No. 12502P102

Transaction	Date	No. Shares	Price
Open market purchase *	11/21/11	1,632,845	$4.00
Open market purchases **	11/21/11	349,467	$4.00
Open market purchase ***	11/21/11	139,730	$4.00
	Total:	2,122,042

* Purchase by ACP II.  These shares may also be deemed beneficially owned by Abrams Capital, Abrams CM LP, Abrams CM LLC and Mr. Abrams.

** Purchases by private investment vehicles for which Abrams Capital serves as general partner and Abrams CM LP serves as investment manager.  These shares may be deemed beneficially owned by Abrams Capital, Abrams CM LP, Abrams CM LLC and Mr. Abrams.

*** Purchase by private investment vehicle for which Abrams CM LP serves as investment manager.  These shares may be deemed beneficially owned by Abrams CM LP, Abrams CM LLC and Mr. Abrams.

(d)  Not applicable.

(e)  Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.                      Material to Be Filed as Exhibits

Exhibit 99.1                      Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 12502P102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 28, 2011

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually

Exhibit 99.1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 28, 2011, is by and among Abrams Capital Partners II, L.P., Abrams Capital, LLC, Abrams Capital Management, L.P., Abrams Capital Management, LLC and David Abrams (collectively, the "Filers").

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Class A Common Stock, par value $0.001 per share, of CC Media Holdings, Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party.

Executed and delivered as of the date first above written.

ABRAMS CAPITAL PARTNERS II, L.P.
By: Abrams Capital, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL, LLC

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC,
its General Partner

By: /s/ David Abrams
David Abrams, Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By: /s/ David Abrams
David Abrams, Managing Member

DAVID ABRAMS

By: /s/ David Abrams
David Abrams, individually